SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

        (Amendment No. 2 for Warren G. Lichtenstein and Lawrence Butler)

                    Under the Securities Exchange Act of 1934

                   CONTINENTAL MATERIALS CORPORATION
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                                (Name of Issuer)


                                COMMON STOCK
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                         (Title of Class of Securities)


                                  211615208
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                               (CUSIP Number)

                             Warren G. Lichtenstein
                        750 Lexington Avenue - 27th Floor
                            New York, New York  10022
                                   212/446-5217
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 9, 1995
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             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

     Check the following box if a fee is being paid with the statement |__|.




                               Page 1 of 8 pages

             CUSIP NO. 211615208                     Page 2 of 8 pages
                       ---------




       1        NAME OF REPORTING PERSONS

                     Warren G. Lichtenstein


       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [  ]
                                                                 (b) [  ]


       3        SEC USE ONLY

       4        SOURCE OF FUNDS

                     OO

       5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

       6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S.A.

   NUMBER OF              7            SOLE VOTING POWER
     SHARES
  BENEFICIALLY                         89,200(1)
    OWNED BY
                          8            SHARED VOTING POWER
   REPORTING
  PERSON WITH
                                         -0-

                          9            SOLE DISPOSITIVE POWER

                                       89,200(1)

                          10           SHARED DISPOSITIVE POWER

                                         -0-

       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                     89,200(1)

       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                       [  ]

       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      7.8%

       14       TYPE OF REPORTING PERSON

                     IN

     (1) Represents 66,750 shares owned by Steel Partners II, L.P., and 22,450 shares managed by Steel Partners Services, Ltd., entities controlled by the Reporting Persons.



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             CUSIP NO. 211615208                     Page 3 of 8 pages
                       ---------




       1        NAME OF REPORTING PERSONS

                     Lawrence Butler


       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [  ]
                                                                 (b) [  ]


       3        SEC USE ONLY

       4        SOURCE OF FUNDS

                     OO

       5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

       6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S.A.

   NUMBER OF              7            SOLE VOTING POWER
     SHARES
  BENEFICIALLY                         89,200(1)
    OWNED BY
                          8            SHARED VOTING POWER
   REPORTING
  PERSON WITH
                                         -0-

                          9            SOLE DISPOSITIVE POWER

                                       89,200(1)

                          10           SHARED DISPOSITIVE POWER

                                         -0-

       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                     89,200(1)

       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                       [  ]

       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      7.8%

       14       TYPE OF REPORTING PERSON

                     IN

     (1) Represents 66,750 shares owned by Steel Partners II, L.P., and 22,450 shares managed by Steel Partners Services, Ltd., entities controlled by the Reporting Persons.



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             CUSIP NO. 211615208                     Page 4 of 8 pages
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                           STATEMENT FOR SCHEDULE 13D
                           --------------------------

Item 1.  Security and Issuer.

          The class of equity securities to which this Statement relates is the common stock (the "Common Stock") of Continental Materials Corporation, a Delaware corporation (the "Issuer"), whose principal executive office is located at 225 West Wacker Drive, Chicago, IL 60606.

Item 2.  Identity and Background.

          (a) This statement is filed by Warren G. Lichtenstein and Lawrence Butler relating to the ownership of the Issuer's common stock by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II"), and by a foreign investment company (the "Fund"). Steel Partners Services, Ltd., a New York corporation ("Services"), manages a portfolio of securities owned by the Fund which includes shares of the Issuer's common stock.

          The general partner of Steel Partners II is Steel Partners Associates, L.P. ("Associates"), a Delaware limited partnership. Steel Partners, Ltd., a New York corporation ("SPL"), is the general partner of Associates. The sole officers, directors and shareholders of SPL are Mr. Lichtenstein and Mr. Butler, each of whom is a United States citizen. Messrs. Lichtenstein and Butler are the sole officers and directors of Services. By virtue of their positions with Steel Partners II and Services, Mr. Lichtenstein and Mr. Butler have the power to vote and dispose of the Issuer's shares owned by Steel Partners II and managed by Services. Each of Mr. Lichtenstein and Mr. Butler are referred to as a "Reporting Person" and collectively as the "Reporting Persons".

          (b) The principal business address of each Reporting Person is 750 Lexington Avenue, 27th Floor, New York, New York 10022.

          (c) The principal occupation of Mr. Lichtenstein and Mr. Butler is investing in securities of microcap companies. In addition, Mr. Butler is the president of Alpha Technologies Group, Inc., a NASDAQ company engaged in the electronics components business.

          (d) Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such



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             CUSIP NO. 211615208                     Page 5 of 8 pages
                       ---------




proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          The aggregate purchase price of the shares of Common Stock owned by Steel Partners II is $807,034. The shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

          The aggregate purchase price of the shares of Common Stock managed by Services is $276,953. Such shares were acquired with funds it manages for a foreign investment company (the "Fund"). Pursuant to an agreement (the "Management Agreement") with the Fund, Services has been appointed to manage, on a discretionary basis, certain of the Fund's assets, which are maintained in a brokerage account in the Fund's name. The Management Agreement may be terminated by either party at any time. Therefore, pursuant to Rule 13d-3(d)(1)(c), the Fund may be deemed the beneficial owner of the Shares reported by Services.

Item 4.  Purpose of Transaction.

          The Reporting Persons believe that the shares of the Issuer at current market prices present an attractive investment opportunity for capital appreciation.

          No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. Each intends to review its investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer's business affairs and financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional shares of Common Stock, selling some or all of its shares, or proposing a slate of nominees for election as directors at the Issuer's annual meeting, a special meeting of stockholders or otherwise.

Item 5.  Interest in Securities of the Issuer.

          (a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 1,139,278 shares outstanding, which is the total number of shares of Common

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             CUSIP NO. 211615208                     Page 6 of 8 pages
                       ---------


Stock outstanding as reported in the Company's 1995 Proxy Statement.

As of the close of business on November 9, 1995:

          Steel Partners II beneficially owns 66,750 shares of Common Stock, constituting approximately 5.9% of the shares outstanding; and Services beneficially owns 22,450 shares, constituting approximately 2.0%. Collectively, the Reporting Persons own 89,200 shares, constituting approximately 7.8%. Mr. Lichtenstein and Mr. Butler may be deemed to beneficially own 89,200 shares of the Issuer's common stock by virtue of their authority to vote and dispose of the Shares owned by Steel Partners II and managed by Services.

          (b) By virtue of their positions with Steel Partners II and Services, each of Messrs. Lichtenstein and Butler has the sole power to vote and dispose of the shares reported in this Schedule 13D.

          (c) Other than the purchases set forth below, no Reporting Person has engaged in transactions in the Issuer's common stock since the filing of their last amendment to this Schedule 13D.

                      Purchases made by Steel Partners II:
                      -----------------------------------
                                         Price per Share
 Date              No. of Shares         (excl. Commissions)
 ----              -------------         -------------------

 11/02/95               750              12.04

 11/02/95             1,000              12.29

 11/02/95             1,000              12.42

 11/02/95             1,250              12.17

 11/08/95               400              11.92

 11/09/95               500              12.04

 11/09/95             2,000              11.79







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             CUSIP NO. 211615208                     Page 7 of 8 pages
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                          Purchases made by Services:
                          --------------------------
                                         Price per Share
 Date              No. of Shares         (excl. Commissions)
 ----              -------------         -------------------

 11/02/95               750              12.04

 11/02/95             1,000              12.29

 11/02/95             1,000              12.42

 11/02/95             1,250              12.17

 11/09/95               500              12.04

 11/09/95             2,000              11.79

          All such transactions were effected in the open market.

          (d) Other than the Fund, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or to the proceeds from, the sale of such shares of the Common Stock.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Other than as described herein, there are no contracts, arrangements or understanding among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

          1    Joint Filing Agreement (previously filed)

          2    Powers of Attorney (previously filed)

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             CUSIP NO. 211615208                     Page 8 of 8 pages
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                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  November 13, 1995

                                     /s/ Warren G. Lichtenstein
                                   -------------------------------
                                        WARREN G. LICHTENSTEIN



                                     /s/ Lawrence Butler
                                   -------------------------------
                                        LAWRENCE BUTLER